UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 0-26046

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China Natural Resources, Inc.

(Translation of registrant's name into English)

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Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X].

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Acquisition of Newhold Investments Limited

On August 11, 2008 China Natural Resources, Inc. (“China Natural Resources” or the “Company”) entered into an agreement (the “Agreement”) with Feishang Group Limited (the “Shareholder”) pursuant to which China Natural Resources agreed to acquire from the Shareholder (a) all of the issued and outstanding capital stock (the “Shares”) of Newhold Investments Limited, a British Virgin Islands company (“Newhold”) and its subsidiaries (collectively, the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to the Shareholder on the closing date (“Indebtedness”). The Shareholder, a British Virgin Islands corporation, is also the principal shareholder of China Natural Resources and Mr. Li Feilie, the sole officer, director and beneficial owner of the Shareholder, is the President and Chief Executive Officer of China Natural Resources.

Newhold, through its 70% owned operating subsidiary, Guizhou Yongfu Mining Co., Ltd. (“Guizhou Yongfu”), a company established under the laws of the PRC with a registered capital of RMB16,880,000 (US$2,468,000), owns mining rights to Yongsheng Coal Mine (“Mining Rights”), a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, the People’s Republic of China (“PRC”) (the “Target Mine”), which covers a total area of 18.234 square kilometers. The permit for the Mining Rights is valid for 20 years from November 2007 to November 2027, with an approved annual production capacity of 600,000 metric tons. The Target Mine is still under construction and has not yet commenced mining operations.

Consideration and Payment Terms

The aggregate purchase price for the Shares and Indebtedness is US$42,000,000 (the “Consideration”), subject to “Adjustment” (as defined below) and the “Net Amount” (as defined below).

The Consideration is to be paid as follows:

(a)

an initial deposit in the amount of US$10,000,000 is to be paid to the Shareholder on or before August 25, 2008;

(b)

the sum of US$27,000,000, minus the amount of the Adjustment, if any, is to be paid to the Shareholder on Closing; and

(c)

the sum of US$5,000,000 which is to be retained by China Natural Resources pending the determination of the Net Amount (the “Retained Amount”), shall be released to the Shareholder or utilized to settle the Net Amount as the case may be.

Adjustment

Within six months following the signing of the Agreement, the Company or its agent is required to appoint an independent mining expert (the “Expert”) to compile a technical review report with respect to the Mining Rights including an estimate of the amount of coal resources of the Target Mine (“Technical Review Report”). In the event the amount of coal resources of the Target Mine as assessed by the Expert in the Technical Review Report (the “Assessed Coal Resources”) is less than 120 million metric tons, the Consideration shall be decreased by US$0.35 per metric ton of shortfall.

The Target Mine is in the construction stage. For purposes of negotiating the Consideration, the parties made reference to the Geological Survey Report of Huajue South Sector Gaoshiba - Yazhuping Coal Mine (also known as “Yongsheng Coal Mine”), Jinsha County, Guizhou Province, the PRC compiled by Team 102 of the Guizhou Bureau of Mine Field Geology (the “Exploration Team”) on March 30, 2007, which estimated the Target Mine’s total coal resources (based on the minimum workable thickness of 0.8m) at of over 120 million tons. The Adjustment is intended to reflect the extent to which the assessed resources at the Target Mine are less than that identified in the Technical Review Report.

Net Amount

The Shareholder is also required to prepare and deliver to China Natural Resources the consolidated financial statements of the Coal Group, for the period up to the day immediately preceding closing (“Closing Accounts”) as soon as reasonably practicable after closing but no later than 90 days after closing, accompanied by a computation of the Net Amount certified as being accurate by the Shareholder.

The “Net Amount” means an amount equal to of (a) all the assets of each of the Coal Group, as set out in the consolidated balance sheet of the Closing Accounts but excluding the carrying value of the Mining Rights and other intangible assets of the Coal Group arising from or in connection with the Mining Rights or any other mining rights of the Target Mine, less (b) all the indebtedness, obligations and liabilities of the Coal Group, as set out in the consolidated balance sheet included in the Closing Accounts including costs and expenses in connection with (i) the compilation of the geological survey report and matters incidental thereto, (ii) the application for the mining resources exploration permit of the Target Mine including without limitation premium for the mineral resources exploration rights and (iii) any other exploration costs in respect of the Target Mine but excluding the Indebtedness and the premium for mining rights payable by Guizhou Yongfu to the relevant authorities of land and resources, currently estimated at approximately RMB83,500,000 (US$12,210,000) less (c) the 30% minority interests of Assets and Liabilities of Guizhou Yongfu owned by the other existing shareholder of Guizhou Yongfu.

In the event that the Net Amount is:

(a)

a negative amount, an equivalent amount shall first be deducted from the Retained Amount and set-off against the Net Amount so as to bring the Net Amount to zero, and any balance of the Retained Amount shall be released and paid by China Natural Resources to the Shareholder, and if and to the extent that the Retained Amount is insufficient for such set-off purpose, the Shareholder shall pay China Natural Resources in cash US$1 for every US$1 of shortfall; or

(b)

zero or a positive figure, the Retained Amount shall be released and paid by China Natural Resources to the Shareholder.

Closing of the Agreement

Closing of the sale and purchase of the Shares and the Indebtedness is expected to occur on or before February 11, 2009, subject to satisfaction of customary conditions of closing, as well as the Company’s receipt of the Technical Review Report estimating Assessed Coal Resources at not less than 100 million metric tons and the continued validity and effectiveness of the permits for the Mining Rights.

If the closing does not occur on or prior to August 31, 2009, the Agreement will terminate and all funds theretofore paid to the Shareholder are to be repaid to China Natural Resources together with interest thereon at the Hong Kong dollars prime rate.

Information on the Coal Group

Newhold was incorporated under the laws of British Virgin Islands in July 2008. Newhold owns 100% of the issued and outstanding share capital of Feishang Yongfu Mining Limited (“Feishang Yongfu”) which was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) in June 2008. Feishang Yongfu operates through its wholly-owned subsidiary, Yangpu Shuanghu Enterprise Development Co., Ltd ("Yangpu Shuanghu”), a company established under the laws of the People's Republic of China ("PRC"), which in turn owns 70% of the issued share capital of Guizhou Yongfu, a PRC company with a registered capital of RMB16,880,000 (US$2,468,000). Guizhou Yongfu currently owns Mining Rights to the Target Mine.

Under current PRC laws and regulations, Guizhou Yongfu must apply for a safety production permit, a coal production permit and other relevant permits in order to commence commercial production on the Target Mine. It is expected that all the necessary approvals and permits will be received by mid 2010, and that construction of the coal mining facilities will also be completed at that time. Guizhou Yongfu preliminarily estimates that the total investment cost for the construction of the Target Mine will be approximately RMB360 million (US$52.6 million). It is currently expected that these costs will be funded by retained earnings and bank and/or other third party debt and/or equity financings.

Relationship of the Parties

Mr. Li Feilie, the sole officer and beneficial owner of the Shareholder, is also our President, Chief Executive Officer and Chairman of our Board of Directors, and, accordingly, the terms of the Agreement may not necessarily have been arrived at after arm’s length negotiations. However, the terms of the Agreement were approved at a duly convened meeting of our Board of Directors at which all of our independent directors were present. In considering whether to approve the Agreement, the Board of Directors considered factors including: the

Geological Survey Report estimating coal resources of the Target Mine of over 120 million tons; the current price range of coal resources in the PRC and the discount to current prices available to the Company under the Agreement; and the net asset value of the Coal Group. We believe that the terms of the Agreement are at least as favorable to us as could be obtained from an unaffiliated third party and that entering into the Agreement is in the best interest of the Company.

Risks Associated with the Acquisition

The following are some of the risks associated with our mining and operation of the Target Mine:

•

The quantities of the coal resources of the Target Mine are primarily based on informal estimates and we have conducted no feasibility studies to confirm the amount of proven or probable reserves contained in the Target Mine. There is no assurance that the amount of coal resources actually available on the Target Mine will be consistent with current estimates.

•

The renewal of Mining Rights covering the Target Mine in November 2027 is subject to the approval of the relevant government authorities. If Guizhou Yongfu is unable to renew the Mining Rights after expiration, the Company will lose the right to continue mining activities on the Target Mine.

•

Guizhou Yongfu’s right to commence commercial production of the Target Mine is subject to its receipt of requisite production permits from the relevant government authorities. In the event that Guizhou Yongfu fails to obtain all the necessary licenses or permits, Guizhou Yongfu will have no legal authority to conduct mining activities in the Target Mine. In addition, any change in laws and policies of the PRC may affect Guizhou Yongfu’s ability to obtain necessary permits and/or increase the cost of obtaining such permits.

•

The gain or revenues generated from the Target Mine is subject to the cyclical nature of the domestic and international coal market which are affected by numerous factors beyond the Company’s control, for example, general economic conditions in the PRC and elsewhere in the world, weather conditions, fluctuations in the development and growth of industries with high demand of coal. The selling price of coal and the profit margin will depend on market supply and demand forces in the domestic and international markets.

•

Coal mine operations are subject to applicable laws and regulations in the PRC including those relating to environmental protection and operational safety. Changes in applicable laws, rules and regulations will have a corresponding increase on our cost and expense of compliance.

Currency Translation

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8388 quoted by the People’s Bank of China as at July 31, 2008. The RMB is not freely convertible into US$ and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate.

Press Release

On August 13, 2008, the Company disseminated a press release disclosing its execution of the Agreement with Feishang Group Limited. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, risks and uncertainties associated with the acquisitions and assimilation of additional mining operations, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description
10.1	Agreement dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc.
23.1	Consent of GHP Horwath, P.C. to the incorporation by reference of their report dated May 30, 2008 into registrant’s Form S-8 registration statement (SEC File No. 333-146790)
99.1	Press Release dated August 13, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: August 13, 2008	By:	/s/ LI FEILIE
Li Feilie
President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description
10.1	Agreement dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc.
23.1	Consent of GHP Horwath, P.C. to the incorporation by reference of their report dated May 30, 2008 into registrant’s Form S-8 registration statement (SEC File No. 333-146790)
99.1	Press Release dated August 13, 2008

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